UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NATURE’S SUNSHINE PRODUCTS, INC.
Full Name of Registrant

Former Name if Applicable

75 EAST 1700 SOUTH
Address of Principal Executive Office (Street and Number)

PROVO, UTAH 84606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 21, 2009, the U.S. Securities and Exchange Commission (the “Commission”) revoked the registration of Nature’s Sunshine Products, Inc. (the “Company”).  The Company filed a General Form for Registration of Securities on Form 10-12G on February 12, 2009 (“Form 10”) with the Commission to re-register the Company’s common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).   Following the filing of its Form 10, the Company commenced preparation of its Annual Report on Form 10-K for the year ended December 31, 2008 (“Form 10-K”).  The Company has substantially prepared the Form 10-K for filing with the Commission.

On March 11, 2009, the Company received a letter from the Division of Corporation of Finance (the “Division”) commenting on several sections of the Form 10 (the “Comment Letter”).  The Company is in the process of reviewing the Comment Letter and plans to respond to the Division shortly.  Because many of the reporting requirements for the Form 10-K are identical or substantially similar to the reporting requirements for the Form 10, the Company wishes to review the Division’s comments to the Form 10 and update corresponding sections of its draft Form 10-K prior to filing.  As a result, the Company is not presently able to file its Form 10-K.

The Company presently intends to file its Form 10-K following its review of the Comment Letter.  The Company expects that the Form 10-K will be filed before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25 of the Exchange Act.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	STEPHEN M. BUNKER	801	342-4300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NATURE’S SUNSHINE PRODUCTS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Stephen M. Bunker
Chief Financial Officer, Chief Accounting Officer, Vice President - Finance, and Treasurer of the Company

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).